The Registrant has applied for confidential treatment of certain terms in this exhibit with the Securities and Exchange Commission. The confidential portions of this exhibit are marked with an asterisk [*] and have been omitted. The omitted portions of this exhibit will be filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

TRANSITION SERVICES AGREEMENT

between

AMERICAN FAMILY LIFE INSURANCE COMPANY

and

KANSAS CITY LIFE INSURANCE COMPANY

dated as of

May 9, 2013

i

ii

TRANSITION SERVICES AGREEMENT

This Transition Services Agreement, dated as of May 9, 2013 (this “Agreement”), is entered into between AMERICAN FAMILY LIFE INSURANCE COMPANY, a life insurance company organized under the laws of the State of Wisconsin (“Seller”), and KANSAS CITY LIFE INSURANCE COMPANY, a life insurance company organized under the laws of the State of Missouri (“Purchaser”).

RECITALS:

WHEREAS, Purchaser and Seller have entered into that certain Purchase Agreement, dated as of March 29, 2013 (the “Purchase Agreement”), pursuant to which Seller has agreed to sell and assign to Purchaser, and Purchaser has agreed to purchase and assume from Seller, substantially all the assets, and certain specified liabilities, of the Business (as such term is defined in the Purchase Agreement), all as more fully described therein;

WHEREAS, in order to ensure an orderly transition of the Business to Purchaser and as a condition to consummating the transactions contemplated by the Purchase Agreement, Purchaser and Seller have agreed to enter into this Agreement, pursuant to which Seller will provide, or cause its Affiliates to provide, Purchaser with certain services, in each case on a transitional basis and subject to the terms and conditions set forth herein; and

WHEREAS, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual agreements and covenants hereinafter set forth, Purchaser and Seller hereby agree as follows:

ARTICLE I

SERVICES

Section 1.01 Provision of Services.

(a) Seller agrees to provide, or to cause its Affiliates to provide, the services (the “Services”) set forth on the exhibits attached hereto (as such exhibits may be amended or supplemented pursuant to the terms of this Agreement, collectively, the
“Service Exhibits”) to Purchaser for the respective periods and on the other terms and conditions set forth in this Agreement and in the respective Service Exhibits.

(b) Notwithstanding the contents of the Service Exhibits, Seller agrees to respond in good faith to any reasonable request by Purchaser for access to any additional services that are necessary for the operation of the Business and which are not currently contemplated in the Service Exhibits, at a price to be agreed upon after good faith negotiations between the parties. Any such additional services so provided by Seller shall constitute Services under this Agreement and be subject in all respect to the provisions of this Agreement as if fully set forth on a Service Exhibit as of the date hereof.

(c) The parties hereto acknowledge the transitional nature of the Services. Accordingly, as promptly as practicable following the execution of this Agreement, Purchaser agrees to use commercially reasonable efforts to make a transition of each Service to its own internal organization or to obtain alternate third-party sources to provide the Services.

(d) Subject to Section 2.03, Section 2.04 and Section 3.05, the obligations of Seller under this Agreement to provide Services shall terminate with respect to each Service on the end date specified in the applicable Service Exhibit (the “End Date”). Notwithstanding the foregoing, the parties acknowledge and agree that Purchaser may determine from time to time that it does not require all the Services set out on one or more of the Service Exhibits or that it does not require such Services for the entire period up to the applicable End Date. Accordingly, Purchaser may terminate any Service, in whole and not in part, upon notification to Seller in writing of any such determination. In that event, compensation due from Purchaser will be adjusted to reflect termination of such Service.

Section 1.02 Standard of Service.

(a) Seller represents, warrants and agrees that the Services shall be provided in good faith, in accordance with Law and, except as specifically provided in the Service Exhibits, in a manner generally consistent with the historical provision of the Services and with the same standard of care as historically provided. Subject to Section 1.03, Seller agrees to assign sufficient resources and qualified personnel as are reasonably required to perform the Services in accordance with the standards set forth in the preceding sentence.

(b) Except as expressly set forth in Section 1.02(a) or in any contract entered into hereunder, Seller makes no representations and warranties of any kind, implied or expressed, with respect to the Services, including, without limitation, no warranties of merchantability or fitness for a particular purpose, which are specifically disclaimed.

Purchaser acknowledges and agrees that this Agreement does not create a fiduciary relationship, partnership, joint venture or relationships of trust or agency between the parties and that all Services are provided by Seller as an independent contractor.

Section 1.03 Third-Party Service Providers. It is understood and agreed that Seller has been retaining, and will continue to retain, third-party service providers to provide some of the Services to Purchaser. In addition, Seller shall have the right to hire additional third-party subcontractors to provide all or part of any Service hereunder; provided, however, that: (1) Purchaser shall first be afforded the opportunity to transition the specific service for which the third-party would be contracted in lieu of retaining a new third-party to perform the service; (2) Seller shall not commit to any price for services from any additional third-party without first obtaining a written budget for such expenses from Purchaser; and, provided that paragraphs (1) and (2) are met, (3) Seller shall obtain the prior written consent of Purchaser to hire such subcontractor, such consent not to be unreasonably withheld. Seller shall in all cases retain responsibility for the provision to Purchaser of Services to be performed by any third-party service provider or subcontractor or by any of Seller’s Affiliates. Any agreement with a third party service provider shall include provisions reasonably designed to assure that the service provider has in place such physical, administrative and technical procedures to reasonably assure the security of customers’ non-public personal information.

Section 1.04 Access to Premises.

(a) In order to enable the provision of the Services by Seller, Purchaser agrees that it shall provide to Seller’s and its Affiliates’ employees and any third-party service providers or subcontractors who provide Services, at no cost to Seller, access to the facilities, assets and books and records of the Business, in all cases to the extent necessary for Seller to fulfill its obligations under this Agreement.

(b) Seller agrees that all of its and its Affiliates’ employees and any third-party service providers and subcontractors, when on the property of Purchaser or when given access to any equipment, computer, software, network or files owned or controlled by Purchaser, shall conform to the policies and procedures of Purchaser concerning health, safety and security which are made known to Seller in advance in writing.

ARTICLE II

COMPENSATION

Section 2.01 Responsibility for Wages and Fees. For such time as any employees of Seller or any of its Affiliates are providing Services to Purchaser under this

Agreement, (a) such employees will remain employees of Seller or such Affiliate, as applicable, and shall not be deemed to be employees of Purchaser for any purpose, and (b) Seller or such Affiliate, as applicable, shall be solely responsible for the payment and provision of all wages, bonuses and commissions, employee benefits, including severance and worker’s compensation, and the withholding and payment of applicable Taxes relating to such employment.

Section 2.02 Responsibility for Third-Party Service Providers. For such time as any third-party service provider of Seller or any of its Affiliates are providing Services to Purchaser under this Agreement, (a) such third-party service providers shall remain sub-contractors of Seller or its Affiliate and shall not be deemed sub-contractors of Purchaser for any purpose, (b) Seller or its Affiliate shall be solely responsible for complying with any provision of any contract with the third-party service provider and shall be responsible for the payment of any and all invoices under any such contract, and (c) Seller or such Affiliate, as applicable, shall be solely responsible for any payment under the terms of such contract, except for any payments due under the contract for services provided after the End Date to Purchaser.

Section 2.03 Terms of Payment and Related Matters.

(a) As consideration for provision of the Services, Purchaser shall pay Seller the amount specified for each Service on such Service’s respective Service Exhibit.

(b) It is the intent of the parties that the compensation set forth in the respective Service Exhibits reasonably approximate the cost of providing the Services, including the cost of employee wages and compensation, third-party service providers, and any other expenses without any intent to cause Seller to receive profit or incur loss. If at any time Seller believes that the payments contemplated by a specific Service Exhibit are materially insufficient to compensate it for the cost of providing the Services it is obligated to provide hereunder, or Purchaser believes that the payments contemplated by a specific Service Exhibit materially overcompensate Seller for such Services, such party shall notify the other party as soon as possible, and the parties hereto will commence good faith negotiations toward an agreement in writing as to the appropriate course of action with respect to pricing of such Services for future periods.

Section 2.04 Fees Payable to Broker-Dealer. The parties acknowledge that the Seller’s broker-dealer subsidiary shall have the right to receive the Service Fees as long as it serves as the underwriting broker-dealer for the Variable Contracts and the related service contract remains in effect.

Section 2.05 Extension of Services. The parties agree that Seller shall not be obligated to perform any Service after the applicable End Date; provided, however, that if Purchaser desires and Seller agrees to continue to perform any of the Services after the applicable End Date, the parties shall negotiate in good faith to determine an amount that compensates Seller for all of its costs for such performance, including the time of its employees and its Out-of-Pocket Costs. The Services so performed by Seller after the applicable End Date shall continue to constitute Services under this Agreement and be subject in all respects to the provisions of this Agreement for the duration of the agreed-upon extension period.

Section 2.06 Terminated Services. Upon termination or expiration of any or all Services pursuant to this Agreement, or upon the termination of this Agreement in its entirety, Seller shall have no further obligation to provide the applicable terminated Services and Purchaser will have no obligation to pay any future compensation or Out-of-Pocket Costs relating to such Services (other than for or in respect of Services already provided in accordance with the terms of this Agreement and received by Purchaser prior to such termination).

Section 2.07 Invoice Disputes. In the event of an Invoice dispute, Purchaser shall deliver a written statement to Seller no later than ten (10) days prior to the date payment is due on the disputed Invoice listing all disputed items and providing a reasonably detailed description of each disputed item. Amounts not so disputed shall be deemed accepted and shall be paid, notwithstanding disputes on other items. The parties shall seek to resolve all such disputes expeditiously and in good faith. Seller shall continue performing the Services in accordance with this Agreement pending resolution of any dispute.

Section 2.08 No Right of Setoff. Each of the parties hereby acknowledges that it shall have no right under this Agreement to offset any amounts owed (or to become due and owing) to the other party, whether under this Agreement, the Purchase Agreement or otherwise, against any other amount owed (or to become due and owing) to it by the other party.

Section 2.09 Taxes. Purchaser shall be responsible for all sales or use Taxes imposed or assessed as a result of the provision of Services by Seller.

ARTICLE III

TERMINATION

Section 3.01 Termination of Agreement. Subject to Section 3.04, this Agreement shall terminate in its entirety (i) on the date upon which Seller shall have no continuing obligation to perform any Services as a result of each of their expiration or termination in accordance with Section 1.01(d) or Section 3.02 or (ii) in accordance with Section 3.03.

Section 3.02 Breach. Any party (the “Non-Breaching Party”) may terminate this Agreement with respect to any Service, in whole but not in part, at any time upon prior written notice to the other party (the “Breaching Party”) if the Breaching Party has failed (other than pursuant to Section 3.05) to perform any of its material obligations under this Agreement relating to such Service, and such failure shall have continued without cure for a period of fifteen (15) days after receipt by the Breaching Party of a written notice of such failure from the Non-Breaching party seeking to terminate such service. For the avoidance of doubt, non-payment by Purchaser for a Service provided by Seller in accordance with this Agreement and not the subject of a good-faith dispute shall be deemed a breach for purposes of this Section 3.02.

Section 3.03 Insolvency. In the event that either party hereto shall (i) file a petition in bankruptcy, (ii) become or be declared insolvent, or become the subject of any proceedings (not dismissed within sixty (60) days) related to its liquidation, insolvency or the appointment of a receiver, (iii) make an assignment on behalf of all or substantially all of its creditors, or (iv) take any corporate action for its winding up or dissolution, then the other party shall have the right to terminate this Agreement by providing written notice in accordance with Section 6.01.

Section 3.04 Effect of Termination. Upon termination of this Agreement in its entirety pursuant to Section 3.01, all obligations of the parties hereto shall terminate, except for the provisions of Section 2.04, Section 2.06, Section 2.07, Article IV, Article V and Article VI, which shall survive any termination or expiration of this Agreement.

Section 3.05 Force Majeure. The obligations of Seller under this Agreement with respect to any Service, or of Purchaser regarding any payment, shall be suspended during the period and to the extent that Seller or Purchaser is prevented or hindered from providing such Service, or Purchaser is prevented or hindered from receiving such Service or from paying for such service, due to any of the following causes beyond such party’s reasonable control (such causes, “Force Majeure Events”): (i) acts of God, (ii) flood, fire or explosion, (iii) war, invasion, riot or other civil unrest, (iv) Applicable Law, (v) actions, embargoes or blockades in effect on or after the date of this Agreement, (vi) action by any Governmental Authority, (vii) national or regional emergency, (viii) strikes, labor stoppages or slowdowns or other industrial disturbances, (ix) shortage of adequate power or transportation facilities, or (x) any other event which is beyond the reasonable control of such party. The party suffering a Force Majeure Event shall give notice of suspension as soon as reasonably practicable to the other party stating the date and extent of such suspension and the cause thereof, and Seller shall resume the performance of its obligations, or Purchaser shall resume payments including all past due payments, as soon as reasonably practicable after the removal of the cause. Neither Purchaser nor Seller shall be liable for the non-performance or delay in performance of its respective obligations under this Agreement when such failure is due to a Force Majeure Event. The applicable End Date for any Service so suspended shall be automatically extended for a period of time equal to the time lost by reason of the suspension.

ARTICLE IV

CONFIDENTIALITY

Section 4.01 Confidentiality.

(a) During the term of this Agreement and thereafter, the parties hereto shall, and shall instruct their respective Representatives to, maintain in confidence and not disclose the other party’s financial, technical, sales, marketing, development, personnel, and other information, records, or data, including, without limitation, customer lists, its customer’s non-public information, supplier lists, trade secrets, designs, product formulations, product specifications or any other proprietary or confidential information, however recorded or preserved, whether written or oral (any such information, “Confidential Information”). Each party hereto shall use the same degree of care, but no less than reasonable care, to protect the other party’s Confidential Information as it uses to protect its own Confidential Information of like nature. Unless otherwise authorized in any other agreement between the parties, any party receiving any Confidential Information of the other party (the “Receiving Party”) may use Confidential Information only for the purposes of fulfilling its obligations under this Agreement (the “Permitted Purpose”). Any Receiving Party may disclose such Confidential Information only to its Representatives who have a need to know such information for the Permitted Purpose and who have been advised of the terms of this Section 4.01 and the Receiving Party shall be liable for any breach of these confidentiality provisions by such Persons; provided, however, that any Receiving Party may disclose such Confidential Information to the extent such Confidential Information is required to be disclosed by a Governmental Order, in which case the Receiving Party shall promptly notify, to the extent possible, the disclosing party (the “Disclosing Party”), and take reasonable steps to assist in contesting such Governmental Order or in protecting the Disclosing Party’s rights prior to disclosure, and in which case the Receiving Party shall only disclose such Confidential Information that it is advised by its counsel in writing that it is legally bound to disclose under such Governmental Order.

(b) Notwithstanding the foregoing, “Confidential Information” shall not include any information that the Receiving Party can demonstrate: (i) was publicly known at the time of disclosure to it, or has become publicly known through no act of the Receiving Party or its Representatives in breach of this Section 4.01; (ii) was rightfully received from a third party without a duty of confidentiality; or (iii) was developed by it independently without any reliance on the Confidential Information.

(c) Upon demand by the Disclosing Party at any time, or upon expiration or termination of this Agreement with respect to any Service, the Receiving Party agrees promptly to return or destroy, at the Disclosing Party’s option, all Confidential Information. If such Confidential Information is destroyed, an authorized officer of the Receiving Party shall certify to such destruction in writing.

ARTICLE V

LIMITATION ON LIABILITY; INDEMNIFICATION

Section 5.01 Limitation on Liability. In no event shall Seller have any liability under any provision of this Agreement for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple, whether based on statute, contract, tort or otherwise, and whether or not arising from the other party’s sole, joint, or concurrent negligence, strict liability, criminal liability or other fault. Purchaser acknowledges that the Services to be provided to it hereunder are subject to, and that its remedies under this Agreement are limited by, the applicable provisions of Section 1.02, including the limitations on representations and warranties with respect to the Services.

Section 5.02 Indemnification.

(a) Seller shall indemnify, defend and hold harmless Purchaser and its directors, officers, employees, representatives, Affiliates, successors and permitted assigns (collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses of the Purchaser Indemnified Parties relating to, arising out of or resulting from the gross negligence or willful misconduct of Seller or its Affiliates or any third party that provides a Service to Purchaser pursuant to Section 1.03 in connection with the provision of, or failure to provide, any Services to Purchaser.

(b) Purchaser shall indemnify, defend and hold harmless Seller and its directors, officers, employees, representatives, Affiliates, successors and permitted assigns (collectively, the “Seller Indemnified Parties”) from and against all Losses relating to, arising out of or resulting from Services rendered or to be rendered by or on behalf of any Seller Indemnified Person pursuant to this Agreement, the transactions contemplated hereby or any actions or inactions by or on behalf of any Seller Indemnified Person in connection with any such Services or transactions; provided, that Purchaser shall not be responsible for any Losses of any Seller Indemnified Person to the extent such Losses have resulted from such Seller Indemnified Person’s material breach of this Agreement or gross negligence or willful misconduct in connection with any of such Services, actions or inactions.

Section 5.03 Indemnification Procedures The matters set forth in Article X of the Purchase Agreement shall be deemed incorporated into, and made a part of, this Agreement.

ARTICLE VI

MISCELLANEOUS

Section 6.01 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally (by courier or otherwise), by facsimile, sent by certified or registered mail, postage prepaid and return receipt requested, or by express mail or other nationally recognized overnight or same-day delivery service. Any such notice shall be deemed given when so delivered personally or by such delivery service, facsimile or, if mailed, three (3) days after the date of deposit in the United States mails, as follows:

(a)	if to Seller:

American Family Life Insurance Company

6000 American Parkway

Madison, WI 53783

Attention: David C. Holman, Chief Legal Officer

with a copy (which shall not constitute notice) to:

Sutherland Asbill & Brennan LLP

999 Peachtree Street, NE

Atlanta, GA 30309

Attention: B. Scott Burton

(b)	if to Purchaser:

Kansas City Life Insurance Company

3520 Broadway

Kansas City, MO 64111

Attention: A. Craig Mason Jr., General Counsel

Any party may, by notice given in accordance with this Section 6.01 to the other parties, designate another address or person for receipt of notices hereunder provided that notice of such a change shall be effective upon receipt.

Section 6.02 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 6.03 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law or if determined by a court of competent jurisdiction to be unenforceable, and if the rights or obligations of Seller or Purchaser under this Agreement will not be materially and adversely affected thereby, such provision shall be fully severable, and this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

Section 6.04 Entire Agreement. This Agreement, including all Service Exhibits, the Purchase Agreement and the other Ancillary Documents contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto, except that the terms of the Confidentiality Agreement shall continue to bind the parties hereto in the event this Agreement is terminated. In the event and to the extent that there is a conflict between the provisions of this Agreement and the provisions of the Purchase Agreement as it relates to the Services hereunder, the provisions of this Agreement shall control.

Section 6.05 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party. Notwithstanding the foregoing sentence, Purchaser may, without the prior written consent of Seller, assign all or any portion of its right to receive Services to any of its Affiliates that participate in the operation of the Business; provided, that such Affiliate shall receive such Services from Seller in the same place and manner as described in the respective Service Exhibit as Purchaser would have received such Service. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 6.06 No Third-Party Beneficiaries. Nothing in this Agreement is intended or shall be construed to give any Person other than the parties hereto, their successors and permitted assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein or therein.

Section 6.07 Amendment and Modification; Waiver. This Agreement may be amended, superseded, cancelled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by each of the parties or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party on exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege, or any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. The rights and remedies herein provided are cumulative and, unless provided otherwise in this Agreement, are not exclusive of any rights or remedies that any party may otherwise have at law or in equity.

Section 6.08 Governing Law; Submission to Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF WISCONSIN, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF. Seller and Purchaser hereby irrevocably submit to the exclusive jurisdiction of any state or federal court of general and competent jurisdiction located within Wisconsin, with respect to any legal action or proceeding arising out of or connected with this Agreement.

Section 6.09 Waiver of Jury Trial. Each party acknowledges and agrees that a controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore it hereby irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or any of the Ancillary Agreements or the transactions contemplated hereby or thereby; provided, however, the foregoing shall in no way invalidate any agreement among the parties to arbitrate or pursue other dispute resolution procedure with respect to any controversy to the extent such agreement is set forth herein or in any Ancillary Agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce either of the foregoing waivers, (ii) it understands and has considered the implications of such waivers, (iii) it makes such waivers voluntarily and, (iv) it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 6.09.

Section 6.10 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the parties hereto.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

KANSAS CITY LIFE INSURANCE COMPANY

By	/s/ R. Philip Bixby
Name:	R. Philip Bixby
Title:	President, Chief Executive Officer and
Chairman of the Board

AMERICAN FAMILY LIFE INSURANCE COMPANY

By:	/s/Daniel R. Schultz
Name:	Daniel R. Schultz
Title:	President; Chief Operating Officer

AMERICAN FAMILY LIFE INSURANCE COMPANY

By:	/s/Daniel J. Kelly
Name:	Daniel J. Kelly
Title:	Chief Financial Officer; Treasurer

EXHIBIT A

ADMINISTRATION OF BUSINESS

Description of Service:	The Seller shall continue to administer the Business in substantially the same manner as operated immediately prior to the Closing Date and shall be responsible for all Administrative Services (as defined in the Administrative Services Agreement).
End Date:	April 1, 2014, or as otherwise mutually agreed upon by Seller or Purchaser, in each case provided that all conditions in Article VIII of the Purchase Agreement have been satisfied or waived by the parties thereto.
Fee:	[*]
Seller Contact:	David C. Holman, Chief Legal Officer
Purchaser Contact:	Craig Mason, General Counsel